Exhibit 99.2

Code of Business Conduct Last updated: 30MAY2018 Last reviewed: 30MAY2018

CODE OF BUSINESS CONDUCT

PURPOSE AND SCOPE

The Board of Directors of IMV Inc. (the “Corporation”) has adopted this Code of Business Conduct (the "Code") in order to: (a) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; (b) promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, applicable regulators and in other public communications made by the Corporation; (c) promote compliance with applicable governmental laws, rules and regulations; (d) promote the protection of Corporation assets, including corporate opportunities and confidential information; (e) promote fair dealing practices; (f) deter wrongdoing; and (g) ensure accountability for adherence to the Code.

It is the policy of the Corporation to conduct its business affairs honestly, ethically and in compliance with all applicable laws. Any conduct that may raise questions as to the Corporation's, or its employees’, directors’ or officers’ honesty, integrity, impartiality, or reputation, or activities that could cause embarrassment to the Corporation or damage its reputation is prohibited. Any activity, conduct, or transaction that is or may appear to be unethical, illegal, or improper business conduct must also be avoided.

The Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, or any person performing similar functions, and any other employee, director or officer of the Corporation or its subsidiaries (each a “Representative”) shall be subject to this Code. All Representatives are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below under the heading “Reporting of Code Violations”. Compliance with this Code is essential to preserving and enhancing the Corporation’s reputation as a responsible corporate citizen and ultimately in maximizing shareholder value.

Violation of the Code is a serious matter that could subject Representatives or the Corporation to legal liability and furthermore, in the case of Representatives who are employees, disciplinary sanctions including termination. This Code is not meant to cover every eventuality and any and all matters requiring further guidance should be discussed with designated persons as set forth under the heading “Disclosure of and Inquiries About Conflicts” of this Code.

GENERAL CONDUCT AND BEHAVIOUR

Each Representative is accountable for observing rules of conduct that are normally accepted as standard in a business enterprise. Representatives will conduct themselves in accordance with ethical principles and obligations in their decisions and actions. They shall respect all ethical obligations deriving from applicable laws, acts, regulations, this Code and other internal policies.

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Discrimination

The Corporation is committed to maintaining a work environment free from unlawful discrimination, including any discrimination based on sex, sexual orientation, gender identity, gender expression, race, age, religion, disability, ethnic group or any other protected class status. The Corporation will not tolerate discrimination by Representatives and will take disciplinary action against any Representatives who are found to have contravened the Corporation’s prohibition against discrimination.

Harassment

The Corporation is committed to providing a work environment in which individuals are free from any harassment or workplace violence from any source. Harassment and workplace violence are unacceptable and will not be tolerated by the Corporation.

Confidential Information

From time to time, Representatives may be exposed to confidential information. Representatives should maintain the confidentiality of confidential information entrusted to them by the Corporation or by its customers, suppliers or business partners, except when disclosure is expressly authorized or is required or permitted by law. Confidential information includes, but is not limited to, information and data regarding the Corporation and its assets, operation, business, financial affairs, trade secrets, know how, records, data, plans, strategies, processes, business opportunities and ideas relating to present and contemplated operations and projects, its customers, suppliers and business partners, and/or other Representatives. Confidential information also includes information which is not generally known to the public and may be useful or helpful to competitors of the Corporation and/or may be harmful to the Corporation and/or its customers, suppliers or business partners, if disclosed. Disclosing confidential information to any person (including family members) or organization, directly or indirectly, without prior written consent from the Corporation, is prohibited, as is using confidential information for any purpose that is not in the best interest of the Corporation. This is in addition to, and not in substitution of, any other confidentiality undertaking or covenant by any Representatives in favor of the Corporation. This section of the Code does not restrain a Representative's ability to report suspected wrongdoing to the applicable regulatory authorities in accordance with applicable law.

Assets and Records

Safeguarding the Corporation’s assets and records is the responsibility of all Representatives. Representatives should use and maintain assets with care and respect, while guarding against waste and abuse. No Representative shall intentionally damage or destroy the Corporation’s property or that of any other person, or commit theft of such property. Representatives should also preserve or destroy business records (physical and electronic) in accordance with the Corporation’s record retention policy and any applicable laws. Additional requirements and restrictions may be prescribed by the Corporation from time to time where the Corporation is required by law, regulation or government policies to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records. Improper alteration or falsification of any business records, whether written or in electronic form, is strictly prohibited.

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Conduct of Business

A Representative’s work-related activities at the Corporation must reflect the standards of honesty, loyalty, trustworthiness, fairness, concern for others and accountability. Any act that involves theft, fraud, embezzlement, or misappropriation of any property, including that of the Corporation or of any of its Representatives or business partners, is strictly prohibited. The Corporation requires that its business actions be conducted with honesty and integrity based on objective factors like cost, quality, value, service and the ability to carry through on commitments. This includes decisions about which external partners the Corporation works with, such as vendors and suppliers, and how the Corporation works with these various external partners. The Corporation does not accept the making of business decisions based on improper factors.

Participation in Political Process

Representatives may participate in the political process as private citizens. The Corporation must comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials. The Corporation will not reimburse Representatives for money or personal time contributed to political campaigns. In addition, Representatives may not work on behalf of a candidate's campaign while at work or at any time use the Corporation’s facilities or other assets, including but not limited to email for that purpose unless approved by the Chief Executive Officer, the Chief Financial Officer, or their delegates, if any.

Gifts and Entertainment

A Representative shall not use his/her position with the Corporation, nor shall his/her family use such Representative's position, to solicit any cash, gifts or free services from any person for their or their family's or friend's personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the Representative receiving it, or otherwise improperly influence the Corporation’s business relationship with or create an obligation to a business partner. Nominal gifts, such as logo items, pens, calendars, caps, shirts and mugs, are generally acceptable.

Social Media

All social media activities of Representatives must be conducted in accordance with all policies of the Corporation regarding social media implemented from time to time.

CONFLICTS OF INTEREST

Representatives shall always perform the responsibilities of their positions on the basis of what is in the best interests of the Corporation and free from the influence of personal considerations, relationships and interests that interfere with, or appear to interfere with, the interests of the Corporation. A conflict of interest can arise when a Representative (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Corporation objectively and effectively. Conflicts of interest also arise when a Representative (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Corporation.

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Loans

Loans by the Corporation to, or guarantees by the Corporation of obligations of, Representatives or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Corporation to, or guarantees by the Corporation of obligations of, any director or officer or their family members are expressly prohibited.

Honesty and Integrity

The Representatives are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the Corporation. The Corporation must conduct its business in a manner that will not compromise the integrity or negatively impact the reputation of the Corporation.

Affiliates of the Corporation

Any transaction between the Corporation and a Representative (or a member of his or her family) shall be completed on a fair market basis by reference to terms and conditions available from arm's length third parties. Any actual or apparent conflicts of interest between the Corporation and a Representative (or a member of his or her family) shall be resolved on the basis that the Representative (or a member of his or her family) must act in the best interests of the Corporation.

Acquisitions by Representatives

All Representatives owe a duty to the Corporation to advance its interests when the opportunity arises. A Representative (or a member of his or her family) shall not acquire any property, security, business interest or other opportunity which they know that the Corporation is interested in acquiring or that are discovered through the use of Corporation assets, property, information or position. A Representative may not use Corporation assets, property, information or position for personal gain (including gain of family members). Based on knowledge of the Corporation’s interest in any property, security, business interest or other opportunity, a Representative (or a member of his or her family) shall not acquire any property, security, business interest or opportunity for speculation or investment. In addition, no Representative may compete directly or indirectly with the Corporation.

Disclosure of and Inquiries About Conflicts

Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized. Persons other than directors and officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior written authorization or approval from, the Chief Executive Officer. If the Chief Executive Officer is himself or herself involved in the potential or actual conflict, the matter should instead be discussed directly with the Chief Financial Officer. Directors and officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Compensation and Corporate Governance Committee.

INTEGRITY OF BOOKS AND RECORDS AND COMPLIANCE WITH SOUND ACCOUNTING PRACTICES

Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations by the Corporation.

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Preparation of Books and Records

All business records, expense accounts, invoices, bills, payroll, corporate records and other reports are to be prepared with care and honesty. Improper alteration or falsification of any business records, whether written or in electronic form, is strictly prohibited.

Financial Transactions

All financial transactions are to be properly recorded in the books of account and accounting procedures are to be supported by the necessary internal controls. The Corporation requires that its financial records be accurate and complete. These records serve as a basis for managing the Corporation’s business and are crucial for meeting obligations to customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements. All representatives have a responsibility to fairly present all information in a truthful, accurate and timely manner. All books and records of the Corporation must be available for audit purposes.

Responsibilities of Representatives

Representatives must cooperate fully with those persons (including the Chief Executive Officer and the Chief Financial Officer) responsible for preparing reports filed with the regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Representatives should also cooperate fully with the external auditor in its audits and in assisting in the preparation of financial disclosure. No Representative shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the external auditor of the Corporation. No action designed to circumvent such controls and procedures will be tolerated. Representatives shall comply with all of the Corporation’s system of internal controls and procedures at all times.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

All Representatives are expected to act in full accordance with all domestic and foreign laws, rules and regulations applicable to the business of the Corporation. Violation of laws, rules or regulations or compromise of the Corporation's ethical expectations could result in written reprimands or other disciplinary action, including termination and criminal or civil legal proceedings where applicable. Although not all Representatives are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Chief Executive Officer or Chief Financial Officer.

Securities Legislation

Securities laws impose certain obligations on the Corporation regarding the disclosure of information to the investing public. Full, fair, accurate, timely and understandable disclosure in the reports and other documents that the Corporation files with, or submits to, its regulators and in the Corporation’s other public communications must comply fully with the Corporation’s obligations under securities laws and other applicable laws and meet expectations of the Corporation’s shareholders and other members of the investment community, including requirements under the Corporation’s Confidentiality, Disclosure and Trading Policy. The Corporation's ability to effectively discharge its disclosure obligations under the securities laws can be adversely affected by the premature or otherwise unauthorized disclosure of internal information relating to the Corporation. Representatives must make every effort to maintain the confidentiality of the Corporation's internal information. These efforts include securely handling and storing all sensitive documents. Representatives should not communicate any internal information to friends, family or other third parties, except as may be required in the ordinary course of business.

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Trading of Securities

The Confidentiality, Disclosure and Trading Policy of the Corporation sets forth the prohibitions concerning unauthorized trades of the Corporation’s securities and other guidelines that must be respected by Representatives with respect to trades of the Corporation’s securities.

Designated Spokesperson

The Corporation has designated a limited number of spokespersons responsible for communication with the media, investors and analysts. The Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation shall be the official spokespersons for the Corporation. Individuals holding these offices may, from time to time, designate others within the Corporation to speak on behalf of the Corporation or to respond to specific inquiries from the investment community or the media. Representatives who are not authorized spokespersons must not respond under any circumstances to inquiries from the investment community or the media unless specifically asked to do so by an authorized spokesperson. Except for discussions with business partners by senior management, Representatives should refrain from discussing confidential and potentially material affairs of the Corporation with third parties, unless expressly authorized to do so.

Anti-Corruption

Participation, whether directly or indirectly, in any bribes, kickbacks, improper profit-sharing arrangements, illegal gratuities or improper inducements or payments to any government official is expressly forbidden, notwithstanding that they might further the Corporation’s business interests. The restrictions in this section apply to all business activities and operations of the Corporation around the world, even where such practices may be locally considered to be a way of “doing business” or necessary in a particular country in question. In addition, the Corporation and Representatives must comply with the Corruption of Foreign Public Officials Act (Canada) as well as local anti-corruption laws in the countries in which the Corporation operates.

REPORTING OF CODE VIOLATIONS

Representatives have a responsibility to promptly report any conduct or proposed conduct that they reasonably believe to be a violation of this Code. Reporting procedures and expectations of the Corporation as well as safe harbor provisions are described in the Corporation’s Whistleblower Policy. If a Representative reasonably believes that a violation of the Code has or may occur, they should speak or submit a written complaint in accordance with the Corporation’s Whistleblower Policy. Reported violations of this Code will be handled promptly, professionally, and with as much confidentiality as possible in accordance with the Corporation’s Whistleblower Policy.

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REVIEW AND WAIVER

Compliance with this Code will be monitored by the Board of Directors of the Corporation through the Compensation and Corporate Governance Committee and, where appropriate, the Board of Directors of the Corporation, acting through the Compensation and Corporate Governance Committee, will be responsible for granting any waiver of this Code. Any waiver granted hereunder to Representatives of the Corporation or a subsidiary of the Corporation will be disclosed in a press release, as well as in an applicable regulatory filing, and/or on the Corporation’s website, containing the information prescribed by law.

ACKNOWLEDGEMENT OF RECEIPT AND REVIEW

I have read, understand and agree to comply with the letter and intent of this Code of Business Conduct and Ethics.

Signature	Signature
Witness (Please Print)	Employee/Consultant/Advisor (Please print)
Date	Date

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